

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 12, 2016

John D. Fredericks
General Counsel
Medley LLC
600 Montgomery Street, 35th Floor
San Francisco, CA 34111

> **Re: Medley LLC**
> **Registration Statement on Form S-1**
> **Filed October 5, 2016**
> **File No. 333-213984**

Dear Mr. Fredericks:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Donovan, Law Clerk, at (202) 551-8636 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: R. Cab Morris
    Winston & Strawn LLP